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09059546   MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- **48049**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/08**___ AND ENDING ___**12/31/08**___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miramar Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

12600 Deerfield Parkway, Suite 100
(No. and Street)

Alpharetta   **Georgia**   **30004**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Donavan   **(770) 355-5023**
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Julio Gonzalez_____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Miramar Securities LLC_____, as

of ____**December 31**____ ,**2008**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

MIRAMAR SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Miramar Securities, LLC

We have audited the accompanying balance sheet of Miramar Securities, LLC, as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miramar Securities, LLC, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

MIRAMAR SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

		2008
Cash and cash equivalents	$	18,992
Accounts receivable – clearing broker		10,405
Office furniture, net of accumulated depreciation of $5,255		920
Deposit with clearing broker		100,000
Prepaid expenses		10,644
Other assets		1,615
Total Assets	$	142,576

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	27,968
Accrued commissions		5,115
Total Liabilities		33,083
MEMBERS' EQUITY		109,493
Total Liabilities and Members' Equity	$	142,576

The accompanying notes are an integral part of these financial statements.

MIRAMAR SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Commissions	$ 309,185
Dividend and interest income	4,722
Other income	910
Total revenues	314,817
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	255,854
Clearing costs	56,139
Communications	10,342
Interest	1,303
Occupancy cost	18,789
Other operating expenses	85,206
Total expenses	427,633
NET INCOME (loss)	$ (112,816)

The accompanying notes are an integral part of these financial statements.

MIRAMAR SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (112,816)
Adjustments to reconcile net loss to net cash	
used in operations:	
Depreciation	235
Decrease in securities owned	28,038
Decrease in accounts receivable	103,847
Decrease in accrued commissions	(42,762)
Increase in accounts payable	10,358
Decrease in prepaid expenses	10,486
NET CASH USED BY OPERATING ACTIVITIES	(2,614)
NET DECREASE IN CASH	(2,614)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	21,606
End of year	$ 18,992
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 1,303

The accompanying notes are an integral part of these financial statements.

MIRAMAR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2008

	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2007	$ 2,674,443	$ (2,452,134)	$ 222,309
Net income (loss)		(112,816)	(112,816)
Balance, December 31, 2008	$ 2,674,443	$ (2,564,950)	$ 109,493

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in January 1995. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company is a full service, fully disclosed, introducing broker-dealer.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

<u>Income Taxes:</u> The Company is taxed as a sole proprietorship for 2008 and will be taxed as a partnership effective January 1, 2009. Therefore the taxable income or losses of the Company for 2008 flow through to its owner and no income taxes are recorded in the accompanying financial statements.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Securities Transactions:</u> Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

<u>Securities Owned:</u> Securities owned, which consist of publicly traded common stocks, are stated at fair market value.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $96,314, which was $91,314 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .35 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – LEASES

The Company operates from office premises leased on a month to month basis. Rent expense for 2008 was approximately $19,000.

NOTE E – CONCENTRATIONS

During 2008, approximately 20% of commission revenues were earned from two customers.

NOTE F – LITIGATION

The Company is subject to claims and litigation in the normal course of business. There is no litigation in progress at December 31, 2008.

At December 31, 2007, the Company had a single customer matter that was arbitrated and settled during 2008 at no significant cost to the Company.

NOTE G – CLEARING AGREEMENT

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $100,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE H – NET LOSS

The Company incurred a loss for 2008 of approximately $113,000 which was funded by liquidation of substantially all of the Companies liquid assets. The owners of the Company have represented that they have the means and intention to provide working capital to the Company to insure its survival through January 1, 2010.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

SCHEDULE I
MIRAMAR SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total members' equity	$ 109,493
Less nonallowable assets:	
Office equipment	(920)
Prepaid expenses	(10,644)
Other assets	(1,615)
	(13,179)
Net capital before haircuts	96,314
Less haircuts	-
Net capital	96,314
Minimum net capital required	5,000
Excess net capital	$ 91,314
Aggregate indebtedness	$ 33,083
Net capital based on aggregate indebtedness	$ 2,206
Ratio of aggregate indebtedness to net capital	.35 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital as reported in Form X-17A-5 and net capital stated above.

MIRAMAR SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Members
Miramar Securities, LLC

In planning and performing our audit of the financial statements of Miramar Securities, LLC, for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Miramar Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 13, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC